Exhibit 99.1

NEWS RELEASE

OLYMPUS SEEKS APPROVAL TO CONTINUE TOLL TREATING PHUOC SON HIGH GRADE

Toronto, February 17, 2008 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce that the Company has recorded its highest gold production month during December 2008.The initial three-month trucking and toll treatment trial of ore through the Company’s Bong Mieu plant from its second mining operation at Phuoc Son has proved to be successful and recent plant modifications with the treatment of the higher grade Phuoc Son ore resulted in a 50% increase in production to 1500 oz/month. The Company has now installed a series of shaking tables within the processing circuit to capture free gold enabling more efficient processing of the high-grade Phuoc Son ore. Further, plant modifications to enhance efficiencies are expected throughout the 2009 calendar year.

Olympus depleted inventories of its high-grade ore on January 18, 2009, and has requested a permanent trucking permit to source and toll treat high grade ore from Phuoc Son through the Bong Mieu Gold Plant. Once, permission to continue trucking is received the Company expects to resume production at the previously attained higher levels and to become cash flow positive later this year.

Olympus is an equal opportunity employer operating two gold mines in central Vietnam near the port city of Da Nang. The Company employs some 485 Vietnamese representing 90% of Olympus’ work force; the Company injected 20 million USD into the local economy during 2008.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold producer and explorer in Southeast Asia. Olympus is committed to its vision of producing gold from its reserves and making major discoveries in the region and increasing shareholder wealth.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton

Chairman and Chief Executive Officer

For further information contact:

David A. Seton, Chairman and Chief Executive Officer
James W. Hamilton, Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.

Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.